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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) August 3, 2021

M&M Media, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5680005
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

700 Canal Street, Stamford, CT 06902
(Full mailing address of principal executive offices)

(917) 587-4981
(Issuer’s telephone number, including area code)

Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.1	Other Events

Filing of Fifth Amended and Restated Certificate of Incorporation

On August 3, 2021, M&M Media, Inc. (the “Company”) filed with the State of Delaware its Fifth Amended and Restated Certificate of Incorporation (the “Certificate”). The Certificate is filed as Exhibit 2.1 to this Current Report on Form 1-U.

Exhibit No.	Description
2.1	Fifth Amended and Restated Certificate of Incorporation

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) M&M Media, Inc

By (Signature and Title) /s/ Gary Mekikian

Gary Mekikian, Chief Executive Officer

Date August 10, 2021

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